Filed under Rule 425 under the Securities Act of 1933,

as amended and deemed filed under Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Filing by: Catcha Investment Corp

Subject Company: Crown LNG Holdings Limited

Commission File No. 001-40061

Employee Talking Points

●	We’re excited to announce a significant milestone for Crown LNG as we plan to become a public company in the U.S. with stock listed on NYSE.

●	This milestone is similar to an initial public offering (IPO), but is accomplished through a business combination with a special purpose acquisition company (SPAC), Catcha Investment Corp (NYSE American: CHAA).

●	Upon closing of the transaction, Crown LNG will become a public company, listed on the NYSE under the ticker “CGBS”. We expect to close the transaction in the fourth quarter of this year.

●	We believe this transaction, once complete, will provide our team members new opportunities for career development as we grow and require more resources to manage the business.

●	We will continue to operate under the Crown LNG name and there will be no meaningful changes to the team or how we operate day to day.

●	It’s business as usual at Crown LNG – please continue to do the great work you do day in and day out.

●	We believe that upon closing, this transaction will provide significant financial resources to help fund our accelerated growth and globally scale our business of providing tailored LNG infrastructure suitable for year-round operations in any harsh weather location.

●	As a public company, we believe that we will be ideally positioned to advance our mission to be the preferred supplier of LNG infrastructure.

●	Please do not discuss this transaction with customers, partners, vendors, media or investors. If you are asked about the transaction, please direct the question(s) to CrownLNG@icrinc.com

●	Please note that as a company policy, Crown LNG team members and their family members cannot buy CHAA stock on the public market. This ensures that no one is trading with material non-public information (MNPI), which would have serious ramifications for you and our company.

●	We will follow-up with a more detailed trading policy for when the transaction closes and Crown LNG becomes a publicly traded company.

●	Thank you for your continued hard work, dedication, and commitment to our vision and mission.

●	We look forward to keeping you apprised of our progress throughout this process.

Additional Information about the Transaction and Where to Find It.

In connection with the proposed Business Combination, PubCo intends to file a registration statement on Form F-4 (the “Registration Statement”) with the SEC, which will include a proxy statement/prospectus and certain other related documents, which will be both the proxy statement to be distributed to holders of ordinary shares of Catcha in connection with Catcha’s solicitation of proxies for the vote by Catcha’s stockholders with respect to the Business Combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities of PubCo to be issued in the Business Combination. Catcha’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus included in the Registration Statement and the amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the Business Combination, as these materials will contain important information about the parties to the Business Combination Agreement, Catcha and the Business Combination. After the Registration Statement is declared effective, the definitive proxy statement/prospectus will be mailed to Catcha’s stockholders as of a record date to be established for voting on the Business Combination and other matters as may be described in the Registration Statement. Stockholders will also be able to obtain copies of the proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference in the proxy statement/prospectus, without charge, once available, at the SEC’s web site at www.sec.gov, or by directing a request to: Catcha Investment Corp, Level 42, Suntec Tower Three, 8 Temasek Blvd, Singapore, Attention: Patrick Grove.

Participants in the Solicitation of Proxies

Catcha and its directors and executive officers may be deemed participants in the solicitation of proxies from Catcha’s stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in Catcha is contained in the Registration Statement on Form S-1, which was filed by Catcha with the SEC on January 25, 2021 and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Catcha Investment Corp, Level 42, Suntec Tower Three, 8 Temasek Blvd, Singapore, Attention: Patrick Grove. Additional information regarding the interests of such participants will be contained in the Registration Statement when available.

The Target Companies’ directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Catcha in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be included in the Registration Statement when available.

No Offer or Solicitation

This Current Report on Form 8-K is for informational purposes only and shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This Current Report on Form 8-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Forward-Looking Statements

Certain statements in this communication may be considered forward-looking statements. These forward-looking statements include, without limitation, Catcha’s, Target Companies’ and PubCo’s expectations with respect to future performance and anticipated financial impacts of the proposed Business Combination, the satisfaction of the closing conditions to the proposed Business Combination and the timing of the completion of the Business Combination. For example, projections of future enterprise value, revenue and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Catcha and its management, and PubCo and the Target Companies and their management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the Business Combination; (2) the outcome of any legal proceedings that may be instituted against Catcha, the Target Companies, the combined company or others; (3) the inability to complete the Business Combination due to the failure to obtain approval of the stockholders of Catcha or to satisfy other conditions to closing; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations; (5) the ability to meet stock exchange listing standards following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of Catcha or the Target Companies’ as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the Business Combination; (9) changes in applicable laws or regulations; (10) the possibility that Catcha, the Target Companies or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) the Target Companies’ estimates of expenses and profitability and underlying assumptions with respect to stockholder redemptions and purchase price and other adjustments; and (12) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Catcha’s final prospectus relating to its initial public offering dated February 11, 2021 and in subsequent filings with the SEC, including the proxy statement relating to the Business Combination expected to be filed by Catcha.

Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date hereof. None of Catcha, the Target Companies or Catcha undertakes any duty to update these forward-looking statements.

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